Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration File Nos: 333-181881 and 333-181881-01

Alexandria Real Estate Equities, Inc.

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.’s preliminary prospectus supplement, dated July 9, 2014 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Final Terms and Conditions Applicable to

$400,000,000 2.750% Senior Notes due 2020

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	2.750% Senior Notes due 2020

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Size:	$400,000,000

Maturity:	January 15, 2020

Price to Public:	99.793%

Coupon:	2.750%

Yield to Maturity:	2.791%

Spread to Benchmark Treasury:	T+110 basis points

Benchmark Treasury:	1.625% due June 30, 2019

Benchmark Treasury Price and Yield:	99-22 / 1.691%

Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2015

Optional Redemption:

The redemption price for notes that are redeemed before December 15, 2019 will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to the date of redemption, and (iii) a Make-Whole Amount (as defined below), if any.

The redemption price for notes that are redeemed on or after December 15, 2019 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Make-Whole Amount:

“Make-Whole Amount” means, in connection with any optional redemption of the notes, the excess, if any, as determined by the Issuer, of: (1) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined by the Issuer on the third business day preceding the date a notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption or payment had not been made, over (2) the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means 0.20% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means that statistical release designated “H.15(519)” or any successor publication that is published weekly by the Federal Reserve System and that establishes annual yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index the Issuer designates. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Goldman, Sachs & Co. BBVA Securities Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC RBS Securities Inc. Scotia Capital (USA) Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC TD Securities (USA) LLC

Co-Managers:	Cowen and Company, LLC HSBC Securities (USA) Inc. JMP Securities LLC PNC Capital Markets LLC Santander Investment Securities Inc.

CUSIP / ISIN:	015271 AF6 / US015271AF60

Use of Proceeds:

Alexandria Real Estate Equities, Inc. intends to use the net proceeds from this offering for the partial prepayment of $125 million on its 2016 unsecured senior bank term loan and reduction of the outstanding balance on its unsecured senior line of credit.  Alexandria Real Estate Equities, Inc. may then also borrow from time to time under its unsecured line of credit to provide funds for general working capital and other corporate purposes, including the repayment of debt and selective development or redevelopment of science and technology urban campus assets.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	July 9, 2014

Settlement Date:	July 18, 2014 (T+7)*

Other:

All of the Issuer’s outstanding consolidated secured indebtedness as of March 31, 2014 was attributable to indebtedness of the Issuer’s subsidiaries other than the Guarantor.  As of March 31, 2014, all of the Issuer’s outstanding senior unsecured indebtedness was attributable only to the Issuer and the Guarantor, and will rank pari passu with the notes.

Final Terms and Conditions Applicable to

$300,000,000 4.500% Senior Notes due 2029

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	4.500% Senior Notes due 2029

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Size:	$300,000,000

Maturity:	July 30, 2029

Price to Public:	99.912%

Coupon:	4.500%

Yield to Maturity:	4.508%

Spread to Benchmark Treasury:	T+195 basis points

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Price and Yield:	99-16 / 2.558%

Interest Payment Dates:	January 30 and July 30, beginning on January 30, 2015

Optional Redemption:

The redemption price for notes that are redeemed before April 30, 2029 will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to the date of redemption, and (iii) a Make-Whole Amount (as defined below), if any.

The redemption price for notes that are redeemed on or after April 30, 2029 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Make-Whole Amount:

“Make-Whole Amount” means, in connection with any optional redemption of the notes, the excess, if any, as determined by the Issuer, of: (1) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined by the Issuer on the third business day preceding the date a notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption or payment had not been made, over (2) the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means 0.30% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means that statistical release designated “H.15(519)” or any successor publication that is published weekly by the Federal Reserve System and that establishes annual yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index the Issuer designates. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Goldman, Sachs & Co. BBVA Securities Inc. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC RBS Securities Inc. Scotia Capital (USA) Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC TD Securities (USA) LLC

Co-Managers:	Cowen and Company, LLC HSBC Securities (USA) Inc. JMP Securities LLC PNC Capital Markets LLC Santander Investment Securities Inc.

CUSIP / ISIN:	015271 AG4 / US015271AG44

Use of Proceeds:

Alexandria Real Estate Equities, Inc. intends to use the net proceeds from this offering for the partial prepayment of $125 million on its 2016 unsecured senior bank term loan and reduction of the outstanding balance on its unsecured senior line of credit.  Alexandria Real Estate Equities, Inc. may then also borrow from time to time under its unsecured line of credit to provide funds for general working capital and other corporate purposes, including the repayment of debt and selective development or redevelopment of science and technology urban campus assets.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	July 9, 2014

Settlement Date:	July 18, 2014 (T+7)*

Other:

All of the Issuer’s outstanding consolidated secured indebtedness as of March 31, 2014 was attributable to indebtedness of the Issuer’s subsidiaries other than the Guarantor.  As of March 31, 2014, all of the Issuer’s outstanding senior unsecured indebtedness was attributable only to the Issuer and the Guarantor, and will rank pari passu with the notes.

___________________________

*                                          The Issuer expects that delivery of the notes will be made to investors on or about July 18, 2014, which will be the seventh business day following the date of the prospectus supplement (such settlement being referred to as “T+7”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7 to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC by calling collect at 212-834-4533; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, E-mail:  barclaysprospectus@broadridge.com, Telephone:  1-888-603-5847; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com.